SEC Mail Processing Section
FEB 26 2009
Washington, DC
106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington

09057650

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67236

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BHK Securities, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Lakeshore Drive, Suite 250
(No. and Street)

Birmingham	Alabama	35209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kyle Weeks 404-841-8844
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pearce, Bevill, Leesburg, Moore, P.C.
(Name – *if individual, state last, first, middle name*)

110 Office Park Drive, Suite 100	Birmingham	Alabama	35223
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Bailey Knight, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BHK Securities, L.L.C., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC STATE OF ALABAMA AT LARGE
MY COMMISSION EXPIRES: Apr 6, 2010
BONDED THRU NOTARY PUBLIC UNDERWRITERS

J. Bailey Knight
Signature

Chief Compliance Officer
Title

Melissa Cornelius
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BHK SECURITIES, LLC

Financial Statements

For the Years Ended December 31, 2008 and 2007

PEARCE, BEVILL, LEESBURG, MOORE, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

J. Wray Pearce, CPA
Harold L. Bevill, CPA (1946-1992)
Charles W. Leesburg, CPA
Stephen L. Moore, CPA
Tommy B. Beam, CPA
W. Glenn Bridges, Jr., CPA
Hal (Buzz) Coons, III, CPA
Stephen B. Jones, JD, CPA, CVA
Joseph M. Lassiter, CPA
David T. Williams, CPA
Jeffrey R. Thornton, CPA
W. Robert Cook, CPA/ABV, CVA
Michael B. Hawkins, CPA/ABV, CVA

PEARCE, BEVILL, LEESBURG, MOORE, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

110 Office Park Drive, Suite 100
Birmingham, Alabama 35223-2402
205-323-5440 / fax 205-328-8523
www.pearcebevill.com

Karen D. Arthur, CPA
Brittany Bingel, CPA
Patti R. Burt, CPA
Patrick L. Dodd, CPA
James W. Ezell, Jr., CPA
Lindsey E. Fagan, CPA
Delphine E. Ford, CPA
Ken Haynes, CPA
Donna Jordan, CPA
Jacob F. Julian, IV, CPA
Lindsey H. McCurdy, CPA
Carlos G. McDonald, CPA
Maegan A. McMullen, CPA
Thomas W. Moore, CPA
Monti Parrott, CPA
Glover Graham Pope, CPA
Sarah B. Propper, CPA
Rob Shirley, CPA
Douglas K. Uhler, CPA,CVA, DABFA
Robin A. Waldrup, CPA
Jennifer S. Wallace, CPA
Thomas C. Zoebelein, CPA, MBA

INDEPENDENT AUDITORS' REPORT

To the Member
BHK Securities, LLC

We have audited the accompanying statements of financial condition of BHK Securities, LLC (the Company) as of December 31, 2008 and 2007, and the related statements of income, changes in member's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BHK Securities, LLC as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Pearce, Bevill, Leesburg, Moore, P.C.

February 20, 2009

BHK SECURITIES, LLC

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2008 and 2007

	2008	2007
ASSETS		
Cash	$ 376,829	$ 187,298
Receivable from clearing organization	27,958	21,275
Prepaid assets	204	817
Total assets	$ 404,991	$ 209,390
LIABILITIES		
Accounts payable	$ 5,344	$ 1,855
Total liabilities	5,344	1,855
MEMBER'S EQUITY		
Member's equity	399,647	207,535
Total liabilities and member's equity	$ 404,991	$ 209,390

The accompanying notes are an integral part of these financial statements.

BHK SECURITIES, LLC

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008 and 2007

	2008	2007
REVENUES		
Commissions	$ 1,552,614	$ 1,677,509
Interest and dividends	163,387	62,391
Other income	2,703	37,393
	1,718,704	1,777,293
EXPENSES		
Employee compensation and benefits	320,845	226,651
Exchange and clearance fees	87,964	75,421
Trading errors	25,943	68,271
Communications and data processing	77,826	73,818
Occupancy	101,772	90,729
Professional fees	54,493	40,611
Insurance	8,163	6,445
Outside services	27,552	25,878
Office and administrative	36,758	31,363
Business and professional development	45,265	58,541
	786,581	697,728
NET INCOME	$ 932,123	$ 1,079,565

The accompanying notes are an integral part of these financial statements.

BHK SECURITIES, LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008 and 2007

Balance – January 1, 2007	$ 340,881
Distributions paid to member	(1,212,911)
Net Income	1,079,565
Balance – December 31, 2007	207,535
Distributions paid to member	(740,011)
Net Income	932,123
Balance – December 31, 2008	$ 399,647

The accompanying notes are an integral part of these financial statements.

BHK SECURITIES, LLC

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net income	$ 932,123	$ 1,079,565
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in:		
Receivable from clearing organization	(6,683)	1,618
Prepaid assets	613	(817)
Accounts payable	3,489	1,855
Net cash provided by operating activities	929,542	1,082,221
Cash flows from financing activities:		
Distributions to member	(740,011)	(1,212,911)
Net cash used in financing activities	(740,011)	(1,212,911)
Net increase (decrease) in cash	189,531	(130,690)
Cash - beginning of year	187,298	317,988
Cash - end of year	$ 376,829	$ 187,298

The accompanying notes are an integral part of these financial statements.

1. GENERAL

BHK Securities, LLC (the Company) is an introducing Broker Dealer that was organized in 2006 as an LLC with perpetual duration for the purpose of engaging in the business of effecting transactions in securities for the accounts of others, effecting transactions in securities for the Company's own account, to act as intermediary between buyers and sellers, to charge commissions, to act as an agent when buying securities to act as a principal when selling securities and to engage in all other activities related incidental thereto. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company is a wholly owned subsidiary of BHK Holdings, LLC (the Parent).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The following is a summary of significant accounting policies followed by the Company.

Cash and Cash Equivalents - The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. From time to time the Company may maintain cash balances with financial institutions in excess of federally insured limits. The Company is also required, by agreement, to maintain at all times a broker's deposit account with its clearing broker in the amount of $100,000.

Receivable from Clearing Organization - The Company reports receivables at net realizable value. Management determines the allowance for doubtful accounts based on historical losses and current economic conditions. On a continuing basis, management analyzes delinquent receivables and once these receivable are determined to be uncollectible they are written-off through a charge against an existing allowance account or against earnings.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Expense - The Company expenses the cost of advertising in the period in which such costs are incurred.

Income taxes - As a limited liability company, the tax liability of the Company is shifted to its stockholders. Accordingly, the Company has not recorded a liability or provision for income taxes.

Recently Issued Accounting Standards – In September 2006, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards ("SFAF") No. 157, *Fair Value Measurements* ("SFAS 157"), which clarifies the principle that fair value should be based on the assumptions market participants would use when pricing a nonfinancial asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under SFAS 157, fair value measurements would be separately disclosed by level within the fair value hierarchy.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, which provides companies an option to report selected financial assets and liabilities at fair value. Adoption of SFAS 159 is optional for the Company but only if SFAS 157 is adopted concurrently.

In February 2008, the FASB issued FASB Staff Position No. 157-2, deferring the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008. In connection with this deferral, the Company has also deferred its implementation of SFAS No. 159. The Company is currently evaluating the adoption of these two standards and their impact on the financial statements.

3. TRANSACTIONS WITH CLEARING ORGANIZATION

The Company has entered into a clearing agreement with First Clearing, LLC. Under the terms of this agreement, the Company utilizes the clearing, execution and other services provided by First Clearing, LLC (FCL). Specific services include execution of orders for the Company's customers whose cash or margin accounts have been accepted by FCL; generation, preparation and mailing of confirmations of customer accounts; preparation and mailing of summary monthly or quarterly statements; settlements of contracts and

3. TRANSACTIONS WITH CLEARING ORGANIZATION - Continued

transactions in securities; engagement in all cashiering functions for the customer accounts; construction and maintenance of books and records for all transactions executed and cleared through FLC; and, reporting of orders entered into FCL's order entry system by FCL on behalf of the Company in accordance with the NASD Order Audit Trail System (OATS).

Under this agreement, the Company is required at all times to maintain a minimum net capital of $250,000, as computed in accordance with Rule 15c3-1. The Company was in compliance with respect to this agreement at December 31, 2008. As of December 31, 2007, the Company was not in compliance with this section of the agreement; however, the Company received a waiver from its clearing organization for this violation.

4. RELATED PARTY TRANSACTIONS

The Company is a wholly owned subsidiary of BHK Holdings, LLC. In connection with this relationship, the Company and its Parent have executed an expense sharing agreement whereby the Company receives a monthly allocation of expenses incurred by the Parent on its behalf. During 2008 and 2007, the Company incurred expenses under this agreement totaling $532,489 and $429,677, respectively.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008 and 2007, the Company had net capital of $391,906 and $202,972, which was $341,906 and $152,972 in excess of its required net capital of $50,000. The Company's aggregate indebtedness ratio was 1.4 to 1 for December 31, 2008 and zero to one for December 31, 2007.

6. EMPLOYEE BENEFIT PLANS

The Company participates in the Parent Company's 401k profit sharing retirement plan covering all employees who meet eligibility requirements. The Company's annual discretionary contribution to the plan is based on employee eligible earnings and results of the Company's operations. The Company has expensed $23,826 and $9,419 for contributions to the plan on behalf of its employees for the years ended December 31, 2008 and 2007.

SUPPLEMENTARY INFORMATION

J. Wray Pearce, CPA
Harold L. Bevill, CPA (1946-1992)
Charles W. Leesburg, CPA
Stephen L. Moore, CPA
Tommy B. Beam, CPA
W. Glenn Bridges, Jr., CPA
Hal (Buzz) Coons, III, CPA
Stephen B. Jones, JD, CPA, CVA
Joseph M. Lassiter, CPA
David T. Williams, CPA
Jeffrey R. Thornton, CPA
W. Robert Cook, CPA/ABV, CVA
Michael B. Hawkins, CPA/ABV, CVA

PEARCE, BEVILL, LEESBURG, MOORE, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

110 Office Park Drive, Suite 100
Birmingham, Alabama 35223-2402
205-323-5440 / fax 205-328-8523
www.pearcebevill.com

Karen D. Arthur, CPA
Brittany Bingel, CPA
Patti R. Burt, CPA
Patrick L. Dodd, CPA
James W. Ezell, Jr., CPA
Lindsey E. Fagan, CPA
Delphine E. Ford, CPA
Ken Haynes, CPA
Donna Jordan, CPA
Jacob F. Julian, IV, CPA
Lindsey H. McCurdy, CPA
Carlos G. McDonald, CPA
Maegan A. McMullen, CPA
Thomas W. Moore, CPA
Monti Parrott, CPA
Glover Graham Pope, CPA
Sarah B. Propper, CPA
Rob Shirley, CPA
Douglas K. Uhler, CPA,CVA, DABFA
Robin A. Waldrup, CPA
Jennifer S. Wallace, CPA
Thomas C. Zoebelein, CPA, MBA

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member
BHK Securities, LLC

We have audited the accompanying financial statements of BHK Securities, LLC as of and for the year ended December 31, 2008, and have issued our report thereon dated February 20, 2009. Our audit was conducted for the purpose of forming and opinion on the based financial statements take as a whole. The information contained in schedule I is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedure applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pearce, Bevill, Leesburg, Moore, P.C.

February 20, 2009

BHK SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 of the SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

Net Capital	
Total member's equity	$ 399,647
Deductions and/or charges:	
Prepaid assets	(204)
Net Capital before haircuts on securities positions	399,443
Haircuts on securities:	
Money market funds	(7,537)
Net Capital	391,906
Minimum dollar net capital requirement of reporting broker	50,000
Excess net capital	$ 341,906
Aggregate Indebtedness	
Total liabilities from Statement of Financial Condition	$ 5,344
Total aggregate indebtedness	$ 5,344
Ratio of aggregate indebtedness to net capital	1.4 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2008):

Net capital, as reported in the Company's Part II (unaudited) FOCUS Report	$ 396,691
Audit adjustments to record additional operating expenses and compensation	(5,344)
Correction of haircut relating to money market funds	559
Net Capital per above	$ 391,906

See independent auditors' report on supplementary information.

J. Wray Pearce, CPA
Harold L. Bevill, CPA (1946-1992)
Charles W. Leesburg, CPA
Stephen L. Moore, CPA
Tommy B. Beam, CPA
W. Glenn Bridges, Jr., CPA
Hal (Buzz) Coons, III, CPA
Stephen B. Jones, JD, CPA, CVA
Joseph M. Lassiter, CPA
David T. Williams, CPA
Jeffrey R. Thornton, CPA
W. Robert Cook, CPA/ABV, CVA
Michael B. Hawkins, CPA/ABV, CVA

PEARCE, BEVILL, LEESBURG, MOORE, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

110 Office Park Drive, Suite 100
Birmingham, Alabama 35223-2402
205-323-5440 / fax 205-328-8523
www.pearcebevill.com

Karen D. Arthur, CPA
Brittany Bingel, CPA
Patti R. Burt, CPA
Patrick L. Dodd, CPA
James W. Ezell, Jr., CPA
Lindsey E. Fagan, CPA
Delphine E. Ford, CPA
Ken Haynes, CPA
Donna Jordan, CPA
Jacob F. Julian, IV, CPA
Lindsey H. McCurdy, CPA
Carlos G. McDonald, CPA
Maegan A. McMullen, CPA
Thomas W. Moore, CPA
Monti Parrott, CPA
Glover Graham Pope, CPA
Sarah B. Propper, CPA
Rob Shirley, CPA
Douglas K. Uhler, CPA,CVA, DABFA
Robin A. Waldrup, CPA
Jennifer S. Wallace, CPA
Thomas C. Zoebelein, CPA, MBA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member
BHK Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedule of BHK Securities, LLC (the Company), for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission(SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparison and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

Members:
- The American Institute of Certified Public Accountants
- The Alabama Society of Certified Public Accountants
- PCPS - The AICPA Alliance for CPA Firms
- National CPA Health Care Advisors Association

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives, two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with general accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control, or that noncompliance with applicable laws and regulations what would be material may occur and note be detected within a timely period by employees in the normal course of performing their assigned duties. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pearce, Bevill, Leesburg, Moore, P.C.

February 20, 2009

END